September 26, 2014

Office of Structured Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Rolaine S. Bancroft

Re:	Discover Card Execution Note Trust
Discover Card Master Trust I
Form 10-K
Filed March 21, 2014
File Nos. 333-141703-02 and 000-23108

Dear Ms. Bancroft:

Discover Bank, as depositor for Discover Card Master Trust I (the “Master Trust”), is pleased to respond to your letter dated September 12, 2014. For your convenience, we have restated your comment in full.

Report on Assessment of Compliance with Applicable Servicing Criteria – Exhibit 33

1. We note that an assessment of compliance was not provided on Item 1122(d)(4)(i). We note that in the Second Amended and Restated Pooling and Servicing Agreement dated June 4, 2010, filed as Exhibit 4.1, Item 1122(d)(4)(i) is marked as an applicable servicing criterion for the Master Servicer, Servicer, and Trustee. Please explain to us why an assessment was not provided with respect to Item 1122(d)(4)(i).

Response: Discover Bank did not provide an assessment of compliance on Item 1122(d)(4)(i) because Item 1122(d)(4)(i) does not apply to the assets of the Master Trust, which consist of unsecured credit card receivables. We understand Item 1122(d)(4)(i) to apply to securitizations of assets that are themselves secured, such as auto loans or mortgage loans, but not to securitizations of unsecured assets. Discover Bank has reviewed the Second Amended and Restated Pooling and Servicing Agreement dated June 4, 2010 (the “PSA”) and Exhibit L thereto, and has concluded that Item 1122(d)(4)(i) is incorrectly marked as an applicable servicing criterion given the assets of the Master Trust. Since you have brought this issue to our attention, we took the opportunity to confirm that each of the other applicable servicing criteria listed on Exhibit L to the PSA is correctly marked, and noted that the Trustee, at Discover Bank’s request, has been providing an assessment of compliance on Item 1122(d)(2)(v) (which states that custodial accounts are maintained at a federally insured depository institution) although it is not marked as applicable on Exhibit L to the PSA. Discover Bank intends to enter into and file an amendment to the PSA to correct both these items on Exhibit L to the PSA.

* * * * *

In connection with our response to the Staff’s comments, Discover Bank, as depositor for Discover Card Master Trust I, acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to discuss any of the foregoing responses to the extent you require further clarification or additional information. Please feel free to contact me at (302) 323-7434 or Ellen Marks of Latham & Watkins LLP at (312) 876-7626.

Sincerely,

/s/ Michael F. Rickert

Michael F. Rickert

Vice President, Chief Financial Officer

and Assistant Treasurer

cc:	Ms. Ellen L. Marks, Latham & Watkins LLP (via email)
Mr. D. Christopher Greene, Esq., Discover Financial Services (via email)

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